40 Speen Street, Suite 102

Framingham, Massachusetts 01701

August 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:           Xenetic Biosciences, Inc. Registration Statement on Form S-3 (File No. 333-258810)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Xenetic Biosciences, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-258810) filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2021 be declared effective by the Commission at 5:00 p.m. Eastern Time on Monday, August 23, 2021, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Holland & Knight LLP, by calling Danielle Price at (305) 349-2259.

Thank you for your assistance.

Sincerely,

/s/ James Parslow

James Parslow
Chief Financial Officer